UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _2__)*

Ballantyne of Omaha, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

058516105
(CUSIP Number)

George Guttman, 930 East 7th Street, Brooklyn, NY 11230 (917)
653-8745
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, September24-25 and October 3, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of dd240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
 See d240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a
 reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclo-sures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-tion 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP NO. 058516105                                            PAGE 2 OF 5 PAGES

         NAME OF REPORTING PERSON
1.      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                             George Guttman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                             (a) ___
                             (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                              PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                               [ X]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION


                               U.S.

NUMBER OF         SOLE VOTING POWER
SHARES            7:                              None
BENEFICIALLY
OWNED BY            SHARED VOTING POWER
EACH                 8:                              None
REPORTING
PERSON                 SOLE DISPOSITIVE POWER
WITH                  9:                             None

                                SHARED DISPOSITIVE POWER
                            10:                            None

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

11.                                                        None
                                                               PAGE 3 0F 5 PAGES

             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                       [ ]

12.

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN
               ROW (11)

13.                                                                  0%

                TYPE OF REPORTING PERSON
14.                                                                  IN


ITEM 1.   SECURITY AND ISSUER.

Common Stock of Ballantyne of Omaha, Inc., 4350 McKinley Street,
Omaha, NE 68117


ITEM 2.   IDENTITY AND BACKGROUND.

a.    George Guttman
b.    930 East 7th Street, Brooklyn, NY 11230
c.    Investor for own account.
d. Yes. In February 1999 pleaded guilty to the charge of making false statements to the Securities and Exchange Commission in a criminal proceeding in the United States District Court, Southern District of New York. Received a sentence of probation for 3 years. In an Agreed Final Judgement dated September 24, 2001 issued by United States District
Court, Southern District of Texas consented to without admitting or denying any of the allegations was permanently enjoined from violating Sections 5(a) and 5(c) of the Securities Act of 1933 unless a registration statement is in effect as to a security; and was liable for disgorgement of $1,000,000 representing profits gained as a result of the conduct alleged in the Compliant. In addition, an offer of settlement submitted to the Securities and Exchange Commission relating to the enjoinment action above and without or denying the findings of the Securities and Exchange Commission consented to a bar from participating in an offering of a penny stock including from acting in various capacities for purposes of the issuance or trading in any penny stock or inducing to the purchase or sale of any penny stock.

e. Yes. In February 1998 was barred from association with a broker dealer by the NASD for failing to appear at an NASD disciplinary proceeding for alleged unauthorized trading.
                                                            PAGE 4 OF 5 PAGES

ITEM 3.   SOURCE AND AMOUNT OF CONSIDERATION.

                 Corporate funds were used to purchase the shares.

 ITEM 4.   PURPOSE OF TRANSACTION

                   The shares were acquired by Growth International Inc. from Jericho Partners Ltd., both corporations are controlled by George Guttman as sole shareholder, director and officer (see item 5c).

a.    Additional securities may be purchased for investment.
b.    No
c.    No
d.    No
e.    No
f.    No
g.    No
h.    No
i.    No
j.    No

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

a.    None

b
c. On August 30, 2001 Growth International Ltd. Sold 7,100 shares to Jericho Partners Ltd., at a price of $.56 per share in a private transaction and 25,000 shares at $.56 per share in the open market; on October 3, 2001 sold 178,700 shares at $.45 per share on the open market. On August 30, 2001 Jericho Partners Ltd. Sold 7,100 shares at $.56 per share to Growth International Ltd. In a transaction effected through a brokerage firm; on September 24, 2001 it sold 25,000 shares at $.47 per share in the open market; on September 25, 2001 it sold 45,000 shares at $.43 per share, 20,000 shares at $.45 per share and 10,000 shares at $.44 per share in open market transactions; on October 3, 2001 it sold 388,980 shares at $.45 per share in the open market. C-Saw Investment (USA) Ltd., another corporation controlled by George Guttman as sole shareholder, director and officer, on August 30, 2001 sold 400 shares at $.57 per share and on October 3, 2001 sold 94,400 shares at $.45 per share all in open market transactions.

d.    Not applicable

e.    October 3, 2001


                                                           PAGE 5 OF 5 PAGES

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF
THE
                 ISSUER.

                 None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12 , 2001                                    GEORGE GUTTMAN